Exhibit 99.1

Johannesburg, 5 May 2022: Sibanye Stillwater Limited (Sibanye-Stillwater or the Group) (JSE: SSW and NYSE: SBSW) is pleased to provide an operating update for the quarter ended 31 March 2022 (Q1 2022). The Group's financial results are only provided on a six-monthly basis.
SALIENT FEATURES - QUARTER ENDED 31 MARCH 2022 COMPARED TO QUARTER ENDED 31 MARCH 2021 (Q1 2021)
•Solid Group financial performance with Group adjusted EBITDA of R13.7 billion (US$898 million)
•Consistent operating performance across all PGM segments
•US PGM recycling operations deliver solid performance
•Lockout at SA gold operations continues
•Keliber definitive feasibility study (DFS) completed

US dollar						SA rand

Quarter ended				KEY STATISTICS		Quarter ended
Mar 2021	Dec 2021	Mar 2022		UNITED STATES (US) OPERATIONS		Mar 2022	Dec 2021	Mar 2021
				PGM operations[1,2]
154,350	127,774	122,389	oz	2E PGM production[2]	kg	3,807	3,974	4,801
2,128	1,729	2,058	US$/2Eoz	Average basket price	R/2Eoz	31,323	26,661	31,835
920	1,120	1,244	US$/2Eoz	All-in sustaining cost[4]	R/2Eoz	18,940	17,265	13,763
				PGM recycling[1,2]
195,474	172,511	190,871	oz	3E PGM recycling[2]	kg	5,937	5,366	6,080
2,909	3,459	3,061	US$/3Eoz	Average basket price	R/3Eoz	46,588	53,338	43,519
				SOUTHERN AFRICA (SA) OPERATIONS
				PGM operations[2]
425,484	441,900	410,848	oz	4E PGM production[2,5]	kg	12,779	13,745	13,234
3,524	2,470	2,961	US$/4Eoz	Average basket price	R/4Eoz	45,061	38,094	52,722
1,186	1,182	1,175	US$/4Eoz	All-in sustaining cost[4]	R/4Eoz	17,886	18,230	17,738
				Gold operations
249,392	260,325	137,091	oz	Gold production	kg	4,264	8,097	7,757
1,782	1,784	1,873	US$/oz	Average gold price	R/kg	916,351	884,643	857,126
1,606	1,682	2,420	US$/oz	All-in sustaining cost[4]	R/kg	1,183,944	833,848	772,572
				GROUP
1,325	855	898	US$m	Adjusted EBITDA[3,6]	Rm	13,664	13,180	19,826
14.96	15.42	15.22	R/US$	Average exchange rate using daily closing rate
1The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated to SA rand (rand). In addition to the US PGM operations’ underground production, the operation treats recycling material which is excluded from the 2E PGM production, average basket price and All-in sustaining cost statistics shown. PGM recycling represents palladium, platinum, and rhodium ounces fed to the furnace
2Platinum Group Metals (PGM) production in the SA operations is principally platinum, palladium, rhodium and gold, referred to as 4E (3PGM+Au), and in the US operations is principally platinum and palladium, referred to as 2E (2PGM) and US PGM recycling is principally platinum, palladium and rhodium referred to as 3E (3PGM)
3The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to and not as a substitute for other measures of financial performance and liquidity. For a reconciliation of profit/loss before royalties and tax to adjusted EBITDA, see "Adjusted EBITDA reconciliation - Quarters"
4See “Salient features and cost benchmarks - Quarters” for the definition of All-in sustaining cost (AISC)
5The SA PGM production excludes the production associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the production including third party PoC, refer to the "Reconciliation of operating cost excluding third party PoC for Total US and SA PGM, Total SA PGM and Marikana - Quarters"
6Group Adjusted EBITDA includes Sibanye-Stillwater Sandouville Refinery (Sandouville Refinery) for the two months since acquisition (4 February 2022)

Stock data for the quarter ended 31 March 2022		JSE Limited - (SSW)
Number of shares in issue		Price range per ordinary share (High/Low)	R49.12 to R75.40
- at 31 March 2022	2,829,789,481	Average daily volume	14,998,316
- weighted average	2,813,863,510	NYSE - (SBSW); one ADR represents four ordinary shares
Free Float	99%	Price range per ADR (High/Low)	US$12.52 to US$20.32
Bloomberg/Reuters	SSWSJ/SSWJ.J	Average daily volume	4,938,199

Sibanye-Stillwater Operating update | Quarter ended 31 March 2022         1

OVERVIEW FOR THE QUARTER ENDED 31 MARCH 2022 COMPARED TO QUARTER ENDED 31 MARCH 2021

The strategic benefits of the Group's growth and diversification are evident in the solid financial performance delivered for Q1 2022. The operating environment during 2022 has been characterised by socio-political and economic uncertainty, however the Group remains well positioned to navigate through these challenges, both in the internal and the external environment.

Restrictions relating to COVID-19 have reduced significantly in most of the world with the chip shortage affecting global auto production during H2 2021 alleviating during the quarter. The continued pursuit of a zero COVID strategy in China and the conflict in Ukraine, combined with the economic sanctions imposed on Russia have however heightened economic uncertainty, resulting in significant commodity price volatility. In South Africa the socio-economic and labour environment remains challenging, with the lockout of the Association of Mineworkers and Construction Union (AMCU) and the National Union of Mineworkers (NUM) at our SA gold operations, following extended wage negotiations, currently entering the third month. We continue to engage with organised labour in order to secure a fair and sustainable agreement, but will not be coerced into above inflation wage demands which may impact on the sustainability of our operations and negatively impact other stakeholders.

Notwithstanding the prevailing global geopolitical uncertainties, precious metal prices have remained robust, albeit with significant volatility, and, underpinned by a strong operating performance from our SA PGM operations, Group adjusted EBITDA of R13.7 billion (US$898 million) for Q1 2022 was strong, albeit 31% lower than for Q1 2021 (which at the time was a record quarterly financial result). On an annualised basis, Q1 2022 adjusted EBITDA equates to approximately R55 billion (US$3.6 billion). This is well above adjusted EBITDA for 2020 of R49.4 billion (US$3 billion) and R15 billion (US$1 billion) for 2019. Other than the record adjusted EBITDA of R68.6 billion (US$4.6 billion) for 2021, the Q1 2022 annualised adjusted EBITDA is the highest since the inception of the Group, signaling a significant and sustainable transformation in the financial position and outlook of the Group.

Our value creation journey and solid financial position, was recently confirmed by a meaningful upgrade in the Group's credit rating by Moody's Investors Service at the end of April 2022 from Ba3 to Ba2 with a positive outlook.

Another highlight for the quarter, was Sibanye-Stillwater's re-inclusion in the Bloomberg Gender-Equality Index (GEI) at the end of January 2022, an affirmation of progress in our inclusivity journey. Subsequent to the inclusion in the GEI, our senior leadership was further diversified and strengthened with two out of three executive-level promotions awarded to women from historically disadvantages backgrounds during the period.

SAFE PRODUCTION
Following the implementation of additional targeted safety initiatives, including our "Rules of Life" campaign during H2 2021 and decisive actions taken during Q4 2021 to address the occurrence of fatal incidents, including suspending operations across the Group and halting production at high incident shafts, we have seen a pleasing improvement in the Group safety performance.

The consistent improvements in all safety injury indicators observed during H2 2021, were maintained during Q1 2022, with the overall Group Total Recordable Injury Frequency Rate (TRIFR) reducing from 7.84 (per million hours) for Q1 2021 to 5.71 for Q1 2022, a notable 27% improvement year-on-year.

Similar trends were observed in other safety indicators including a 23% improvement in the Serious Injury Frequency Rate (SIFR), and a 30% improvement in the Lost Day Injury Frequency Rate (LDIFR) for Q1 2022 compared with Q1 2021.

While the focus on continued improvement in all aspects of safety will be maintained, the primary focus during 2022, will be on the continued implementation of the "Fatal elimination strategy", which was developed in conjunction with independent experts during Q4 2021. The focus of the strategy is to operationalise and institutionalise the commitment and responsibility for safety among line management of operations and to mitigate high energy risks.

The tragic occurrence of three fatalities during Q1 2022 (compared with three fatalities experienced during Q1 2021), has again underscored the importance of implementing this campaign which is well advanced in its roll out throughout the Group. On 19 January 2022, Mr Thabile Cele (age 36), a locomotive operator at Driefontein Pitseng shaft, was fatally injured in a tramming accident, and on 14 February 2022, Mr Mhahapile Mphaphuli (age 52), a train driver assistant at the Rustenburg Central Service Railway Operations was fatally injured in a surface railway accident. Regrettably, after an extended period in hospital after a scraper related incident on 21 October 2021 at Beatrix South shaft, on 27 February 2022, Mr Makatisi Madie (age 47) a winch operator succumbed to injuries he incurred during the incident. As a result of these unfortunate events, the fatal injury frequency rate (FIFR) increased from 0.079 in Q1 2021 to 0.084 in Q1 2022.

The Board and Management of Sibanye-Stillwater extend their sincere condolences to the family, friends and colleagues of our three departed colleagues. We remain committed to the continuous improvement in health and safety at our operations and we have enhanced our risk approach to make fatality prevention our main priority.

OPERATING REVIEW
US PGM operations
2E PGM production from the US PGM operations was in line with Q4 2021 (due to the operational stoppages in June 2021 and subsequent operating restrictions, it is more meaningful to compare the US PGM operations with Q4 2021 rather than Q1 2021) with production stabilising. The US PGM operations remained constrained by the Mine Safety and Health Administration (MSHA) section 103(k) order imposed after the fatal incident which occurred in June 2021, which was only lifted on 1 March 2022 (after 265 days). Despite the lifting of the MSHA order, production from the Stillwater West mine will remain restricted due to the current self-imposed rail operating procedures which will remain in place until collision avoidance systems have been implemented at the operations, at which point these procedures will be reviewed in consultation with MSHA.

The operational review to optimise operating output to ensure an appropriate sustainable return on capital from the US PGM operations is currently being undertaken considering: operating, inflation, supply chain and human resources constraints currently being experienced (e.g. increased reliance on contract labour due to a skills shortage in Montana), as well as the medium and longer term outlook for the palladium market. The review is expected to be completed by mid-year. Since the acquisition of Stillwater, the world-class high-grade orebody has repaid its acquisition cost and further prudent allocation of capital is expected to continue to deliver superior returns over more than three decades of operating life.

Sibanye-Stillwater Operating update | Quarter ended 31 March 2022 2

Mined 2E PGM production from the US PGM operations of 122,389 2Eoz for Q1 2022 was negatively impacted by the constraints mentioned above. In addition, certain blocks at the East Boulder mine encountered poor ground conditions which are having a short term impact on both grade and productivity at this operation.

AISC of US$1,244/2Eoz (R18,940/2Eoz) for Q1 2022 was 11% higher than for Q4 2021 (US$1,120/2Eoz, R17,265/2Eoz), primarily due to lower grades and the operational challenges at the East Boulder mine and higher ore reserve development expenditure (ORD). ORD increased by 36% to US$42 million (R637 million) due to an increase in primary development quarter on quarter and a change in the accounting classification of growth capital expenditure (see below*) resulted in sustaining capital increasing by 14% quarter on quarter to US$11 million (R166 million). AISC was also impacted by higher royalties, insurance and taxes which combined accounted for US$177/2Eoz in Q1 2022 compared to US$153/2Eoz for Q4 2021, a 16% increase.

Total capital expenditure for Q1 2022 declined by 8% to US$74 million (R1.1 billion) quarter on quarter with project capital declining by 47% to US$21 million (R319 million) due to the change in accounting classification of ORD.

*The change in the classification of Stillwater East development from growth capital to sustaining capital (ORD) during the quarter, resulted in an increase in ORD expenditure (and corresponding decrease in Project capital) which contributed to the increase in AISC. Part of the operational review involves reassessing the rate of development at Stillwater East in the light of significant development costs arising from premiums on contractor costs. As a result, the completion of the 56 level holing to the Benbow decline later this year will be the only remaining Stillwater East expansion project in the short term.

US PGM recycling operations
The global autocatalyst recycling market remains constrained due to ongoing logistics, transport (port congestion and truck shortage) and fuel cost challenges, which affected receipt rates for our US PGM recycling operation during Q1 2022. Despite these constraints, the US PGM recycling operation delivered a solid operational and financial performance. The US PGM recycling operations fed an average of 23.7 tonnes per day (tpd) of spent autocatalyst material for Q1 2022, consistent with the 23.8 tpd fed for Q1 2021. During Q1 2022, recycling operations fed 190,871 3Eoz, marginally less than the 195,474 3Eoz fed in Q1 2021.

PGM recycling ounces sold declined by 32% to 147,571 3Eoz with the average basket price received for Q1 2022 of US$3,061/3Eoz, 5% higher than for Q1 2021. The marginal pipeline build during the quarter, largely due to the timing of customer receipts, is expected to be released during Q2 2022.

SA PGM operations
The SA PGM operations continued to perform strongly, producing 421,540 4Eoz in Q1 2022 (including third party purchase of concentrate (PoC)), 5% lower than for Q1 2021. Underground production of 370,272 4Eoz was 5% lower year-on-year but partly offset by 15% higher surface production of 40,576 4Eoz.

4E PGM production from the SA PGM operations (excluding PoC) of 410,848 4Eoz, was 3% lower year-on-year, primarily due to a slower than planned return to work at the Marikana and Rustenburg operations after the Christmas break.

Cost management excellence, despite inflationary pressures was again evident from the 6% reduction in AISC compared to Q1 2021 (including third party PoC purchases) to R18,600/4Eoz (US$1,222/4Eoz), primarily due to reduced third party PoC material purchases. AISC (excluding PoC) for Q1 2022 was only 1% higher year-on-year at R17,886/4Eoz (US$1,175/4Eoz), despite marginally lower production. This consistently good cost management from the SA PGM operations was maintained despite the impact of inflationary pressures affecting the mining industry globally, partially offset by higher credits received from the by- products sold as result of increased metal prices and is in stark contrast to the double-digit cost increases reported by PGM industry peers during the past 12 months.

The Marikana operation continued to deliver consistently good operating results. Production of 169,102 4Eoz (excluding PoC) was 3% lower year-on-year with production from surface sources down 2% to 6,562 4Eoz and underground production 3% lower at 162,540 4Eoz, due to a slower than expected ramp-up in January 2022. Costs for Q1 2022 were again well managed with AISC (excluding PoC) R17,806/4Eoz (US$1,170/4Eoz) 5% lower year-on-year. PGM production of 179,794 4Eoz in Q1 2022 (including PoC) was 7% lower than Q1 2021 primarily due to 44% lower third party PoC production of 10,692 4Eoz due to the wind down of two third party PoC contracts during Q4 2021. AISC (including PoC) of R19,372/4Eoz (US$1,273/4Eoz) was 17% lower year-on-year due to a significant reduction in PoC purchase costs due to the lower levels of PoC material purchased.

4E PGM production from the Rustenburg operation for Q1 2022 of 149,041 4Eoz was 5% lower year-on-year. Underground production of 130,171 4Eoz declined by 6% also due to the slower than expected start-up in January 2022, temporary operational challenges at Siphumelele and Khuseleka conventional shafts and at the Bathopele mechanised mine which is currently mining through the Hex River fault. This was partly offset by 6% higher surface production of 18,870 4Eoz. AISC for the Rustenburg operation increased by only 5% year-on-year to R20,041/4Eoz (US$1,317/4Eoz) driven by lower underground production and inflationary cost pressures, partly offset by lower royalties and the impact on inventory movement caused by the 4E basket mix included in the period end inventory valuation.

PGM production of 49,518 4Eoz from the Kroondal operation, was 7% lower than for Q1 2021 due to adverse ground conditions at both Kroondal East and West which led to lower yields, particularly in March 2022 and is expected, as planned to continue for the remainder of the year. AISC of R14,863/4Eoz (US$977/4Eoz), was 22% higher than for Q1 2021 as a result of lower production and additional underground support required for the adverse ground conditions. The open pit Klipfontein project is now fully ramped up and produced around 3,000 4Eoz (metal in concentrate) in March 2022 on a 100% basis. The final project capital expenditure of R10 million (<US$1 million) was incurred during Q1 2022 for fencing and establishment of the boxcut. This high-return rapid-payback project achieved throughput of approximately 54,000 tonnes milled (on a 100% basis) in March 2022.

Attributable PGM production from Mimosa for Q1 2022 of 28,043 4Eoz was 6% lower than for Q1 2021. The focus on optimising the reagent suite and cell settings across the flotation circuit continues. Mimosa has maintained steady costs, with AISC increasing by only 2% to US$918/4Eoz (R13,979/4Eoz).

PGM production from Platinum Mile in Q1 2022 of 15,144 4Eoz was 41% higher compared to Q1 2021 due to additional surface tonnes added to the flotation output from the Rustenburg concentrator — resulting in a temporary boost to the yield. The increase in output, resulted in 28% lower AISC to R7,462/4Eoz (US$490/4Eoz), by far the lowest in the Group.

Sibanye-Stillwater Operating update | Quarter ended 31 March 2022 3

Q1 2022 Chrome sales of 640k tonnes were 73% higher compared to 370k tonnes sold for Q1 2021. Chrome revenue of R662 million for Q1 2022 was 91% higher than Q1 2021, mainly due to increased production and higher chrome prices received. The chrome price received increased by 21% for Q1 2022 relative to Q1 2021 to US$196/tonne.

Capital expenditure for Q1 2022 of R974 million (US$64 million) was 62% higher compared with R600 million (US$40 million) for Q1 2021. This is primarily due to R204 million (US$13 million) project investment at the Marikana K4 project. Sustaining capital was 55% higher year on year at R386 million (US$25 million) and ORD was 9% higher at R384 million (US$25 million) but both were lower than planned as a result of the slower than expected start to the year.

The K4 PGM project
The K4 shaft project was approved in February 2021, with expenditure commencing in June 2021. The overall project status (at 14.3% completion) is currently slightly ahead of schedule. The early works portion of the schedule, however, remains behind the target at 88.2% compared to 100% planned. Despite this, capital development and overstoping commenced during March 2022, with a focus on critical ends on 26, 27 and 28 levels. Underground construction and equipping are continuing on the remaining levels. Although development is behind target for Q1 2022 it is expected to recover by the end of the year.

Critical work around the Main shaft continues, and includes refurbishment of the settlers, completion of the fire suppression system on 36 level and construction of refuge bays on the lower levels. It is anticipated that the shaft will be ready for hoisting ore and waste within Q2 2022. Surface works continue as per plan, with the change houses at an advanced stage of completion.

Capital expenditure for Q1 2022 amounted to R204 million (US$13 million), while capital expenditure for the 2022 year is expected to be about R925 million (US$62 million).

SA gold operations
The managed SA gold operations were impacted by various operational disruptions during Q1 2022. Production from the Beatrix underground operations only commenced in February 2022, following the suspension of all operating activities from 3 December 2021 to address safety concerns. Moreover, during the reinforcement of the tailings storage facility (TSF) at the Beatrix operation, processing operations at Beatrix were suspended from 28 December 2021 with no ore processed or gold sold during Q1 2022 aside from minor amounts from the processing pipeline. Subsequent to the notification of strike action and lockout of members of AMCU and the NUM, following extended wage negotiations which began in June 2021, operating activities across the SA gold operations ceased from 9 March 2022. As such, operating results from the SA gold operations for Q1 2022 are not comparable to previous periods.

During the lockout period management is actively managing costs at the SA gold operations. In addition to reduced wage payments to striking AMCU and NUM members due to the observance of the "no work no pay" principle, power costs have been significantly reduced, with electricity consumption more than halving from normal levels.

SA gold strike update
After 10 months of wage negotiations, two of the representative unions, AMCU and the NUM, gave notice of a strike at the SA gold operations beginning on 9 March 2022. Subsequent to a lockout by the Company of all four unions forming the coalition, two of the unions, UASA and Solidarity, unconditionally accepted our offer. As the employer, we have continued to avail ourselves for engagement and have made numerous amendments to our offer. Unfortunately AMCU and the NUM have remained rigid in their demands and rejected all our offers to date. Our final settlement offer is fair, takes into account inflationary living costs and is in the interests of all stakeholders, and we will not be coerced into an agreement which may compromise the sustainability of the SA gold operations and negatively impact other stakeholders.

Update on Beatrix Tailings Storage facility (TSF)
As announced on 20 January 2022, processing operations at Beatrix were temporarily suspended from 28 December 2021 whilst precautionary reinforcement and buttressing work was undertaken on a limited portion of the Beatrix TSF. During the rehabilitation, processing of ore at Beatrix was also suspended resulting in no ore being milled or gold sales for the quarter. The project is forecast for completion by the end of May 2022. Should the AMCU and NUM strike be resolved before the completion of the project, ore will be stockpiled and processed over the remainder of 2022.

DRDGOLD
DRDGOLD being independent and unaffected by the SA gold strike, increased its gold produced in Q1 2022 by 1% to 1,391kg (44,722oz) compared to Q1 2021 due to a 10% increase in the yield to 0.21g/t, offset by 8% less tonnes milled in Q1 2022. The decrease in the amount of tonnes milled for the quarter was a result of multiple factors including: temporary equipment failure (crane, thickener and mill), load shedding and power grid failures (planning for alternative energy sources are underway) and downtime due to higher than seasonal rainstorms when employees were unable to operate on surface.

AISC in Q1 2022 increased by 10% to R712,418/kg (US$1,456/oz) due to a 25% increase in R/tonne milled cost as a result of lower throughput and higher consumption of cyanide (the latter due to lower densities in slurry due to excessive rain), as well as a 3% increase in sustaining capital. DRDGOLD also incurred R23 million (US$2 million) on project capital expenditure for Q1 2022 (no project capital expenditure in Q1 2021) due to the upgrade of tailings storage facilities, increase in plant throughput capacity and ongoing development of two new recovery sites – this investment will continue in the short and medium term.

SA gold Burnstone project
The Burnstone project continued to progress, achieving 23% completion prior to the lockout, with only essential work subsequently being performed. Capital expenditure of R300 million (US$20 million) had been incurred by the end of Q1 2022 (project-to-date). Expenditure by year-end is forecasted at R1,779 million (US$119 million) against a cumulative plan of R1,881 million (US$125 million), which is likely to be adjusted downwards should the strike and lockout continue. The final assessment of the plant, to determine earliest start-up, is expected to be completed in June 2022.

Progress on our Green metals strategy
During Q1 2022 the acquisition of the Sandouville nickel refinery in Le Havre, France was concluded. Integration of the Sandouville plant has commenced and further detail will be provided in our H1 2022 results.

Sibanye-Stillwater Operating update | Quarter ended 31 March 2022 4

Positive progress has also been made at the Keliber project. The Definitive Feasibility Study (DFS) confirms the robust technical and financial case for the project.

The updated DFS was finalised in January 2022 and issued by Keliber on 25 March 2022, confirmed a solid financial and technical feasibility for Keliber’s lithium project. First production of battery-grade lithium hydroxide monohydrate is planned for 2024, with full production in 2026. For the full announcement from Keliber, refer to https://www.keliber.fi/en/news/. A summary of the DFS outcomes (all figures are in real terms) are as follows:

Key figures (100% basis)*	Unit	DFS Value 2022
Financial
Total project capital expenditure	EUR million	475
Post-tax NPV (8% discount rate)	EUR million	1,228
Post-tax Internal Rate of Return (IRR)%		31
Payback period (from the start of production)	Years	3.5
Annual average EBITDA (FY2030)	EUR million	253
Other
Life of mine	Years	16
Total Ore reserves	million tonnes	12.3
Annual production battery-grade lithium hydroxide monohydrate (own ore)	tonnes/year	15,000
Cash cost (per LiOH tonne from own ore in 2030)	EUR/tonne	4,198
*In the updated DFS, Keliber has used a price estimate for the battery-grade lithium hydroxide prepared by Roskill – Wood Mackenzie. The average LiOH price used in Keliber’s financial model is US$24,936/tonne, significantly below the current price of around US$70,000/tonne.
The forecasted demand for lithium hydroxide remains robust, which is reflected in the price outlook of lithium hydroxide.

On 27 April 2022, Keliber was granted the Building permit for its Lithium Chemical plant by the city of Kokkola. The lithium chemical plant will be built in the Kokkola Industrial Park (KIP) in Finland. At the chemical plant, Keliber’s spodumene concentrate is converted to battery-grade lithium hydroxide monohydrate, used in electric vehicles batteries, among other things.

OPERATING GUIDANCE FOR 2022*
4E PGM production from the SA PGM operations for 2022 remains unchanged at between 1,750,000 4Eoz and 1,850,000 4Eoz with AISC between R18,500/4Eoz and R19,200/4Eoz (US$1,233/4Eoz and US$1,280/4Eoz). Capital expenditure is forecast at R4,800 million (US$317 million) including R950 million (US$63 million) of project capital expenditure on the K4 project.

Forecast mined 2E PGM production from the US PGM operations for 2022 currently remains unchanged at between 550,000 2Eoz and 580,000 2Eoz, with AISC of between US$980/2Eoz to US$1,030/2Eoz. Capital expenditure is forecast to be between US$290 million and US$310 million (including US$70 million of project capital). As mentioned, management is currently undertaking an optimisation planning process to ensure an appropriate ongoing return on capital invested is achieved in the current and medium-term environment. The results of this study are expected by mid year 2022 and will inform future guidance.

The US Recycling operations are forecast to feed between 750,000 and 800,000 3Eoz. Capital expenditure is forecast at approximately US$3 million.

Annual guidance for the SA gold operations is suspended due to the ongoing lockout. Guidance will be revised and updated on the lifting of the lockout.

*The dollar costs of the SA operations quoted as part of the guidance, are based on an average exchange rate of R15.00/US$.

NEAL FRONEMAN, CHIEF EXECUTIVE OFFICER

Sibanye-Stillwater Operating update | Quarter ended 31 March 2022 5

SALIENT FEATURES AND COST BENCHMARKS - QUARTERS
US and SA PGM operations

				US OPERA-TIONS	SA OPERATIONS
			Total US and SA PGM[1]	Total US PGM	Total SA PGM[1]			Rustenburg		Marikana[1]		Kroondal	Plat Mile	Mimosa
Attributable				Under- ground[2]	Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Attribu-table	Surface	Attribu-table
Production
Tonnes milled/treated	000't	Mar 2022	9,291	328	8,963	4,131	4,832	1,420	1,422	1,538	928	833	2,482	340
		Dec 2021	9,614	326	9,288	4,219	5,069	1,442	1,478	1,610	999	811	2,592	356
		Mar 2021	9,319	389	8,930	4,219	4,711	1,505	1,330	1,536	892	830	2,489	348
Plant head grade	g/t	Mar 2022	2.38	12.74	2.00	3.29	0.89	3.29	1.11	3.78	0.85	2.28	0.77	3.57
		Dec 2021	2.42	13.46	2.03	3.45	0.85	3.52	1.00	3.90	0.87	2.39	0.75	3.57
		Mar 2021	2.49	13.54	2.01	3.34	0.81	3.24	1.11	3.89	0.88	2.38	0.63	3.60
Plant recoveries[3]	%	Mar 2022	75.15	90.08	71.42	84.74	29.35	86.66	37.18	86.96	25.87	81.09	24.65	71.86
		Dec 2021	76.20	89.26	72.86	85.44	30.35	87.41	36.98	86.93	27.01	83.37	27.08	72.85
		Mar 2021	77.72	90.07	73.73	86.15	28.68	88.79	37.42	87.55	26.51	83.52	21.29	74.18
Yield[3]	g/t	Mar 2022	1.79	11.48	1.43	2.79	0.26	2.85	0.41	3.29	0.22	1.85	0.19	2.57
		Dec 2021	1.84	12.01	1.48	2.95	0.26	3.08	0.37	3.39	0.23	1.99	0.20	2.60
		Mar 2021	1.94	12.20	1.48	2.88	0.23	2.88	0.42	3.41	0.23	1.99	0.13	2.67
PGM production[3,4]	4Eoz - 2Eoz	Mar 2022	533,237	122,389	410,848	370,272	40,576	130,171	18,870	162,540	6,562	49,518	15,144	28,043
		Dec 2021	569,674	127,774	441,900	399,853	42,047	142,642	17,572	175,492	7,547	51,952	16,928	29,767
		Mar 2021	579,834	154,350	425,484	390,298	35,187	139,194	17,762	168,180	6,691	53,046	10,734	29,878
PGM sold[5]	4Eoz - 2Eoz	Mar 2022	563,328	111,153	452,175			155,095	17,167	187,611		49,518	15,144	27,640
		Dec 2021	644,419	144,925	499,494			167,506	15,592	222,295		51,952	16,928	25,221
		Mar 2021	596,486	129,900	466,586			164,689	16,970	193,783		53,046	10,734	27,364
Price and costs[6]
Average PGM basket price[7]	R/4Eoz - R/2Eoz	Mar 2022	42,210	31,323	45,061			46,559	29,993	45,007		48,327	36,793	34,514
		Dec 2021	35,418	26,661	38,094			38,904	26,850	38,071		41,043	31,693	30,074
		Mar 2021	47,954	31,835	52,722			52,982	31,114	53,663		58,377	37,944	38,383
Average PGM basket price6	US$/4Eoz - US$/2Eoz	Mar 2022	2,773	2,058	2,961			3,059	1,971	2,957		3,175	2,417	2,268
		Dec 2021	2,297	1,729	2,470			2,523	1,741	2,469		2,662	2,055	1,950
		Mar 2021	3,205	2,128	3,524			3,542	2,080	3,587		3,902	2,536	2,566
Operating cost[8]	R/t	Mar 2022	977	5,704	797			1,820	155	1,277		945	53	1,203
		Dec 2021	993	5,755	819			1,879	164	1,305		980	63	1,180
		Mar 2021	948	5,061	762			1,581	163	1,287		853	43	1,050
Operating cost7	US$/t	Mar 2022	64	375	52			120	10	84		62	3	79
		Dec 2021	64	373	53			122	11	85		64	4	77
		Mar 2021	63	338	51			106	11	86		57	3	70
Operating cost7	R/4Eoz - R/2Eoz	Mar 2022	17,306	15,287	17,952			19,858	11,659	18,616		15,893	8,716	14,585
		Dec 2021	17,020	14,682	17,744			18,992	13,829	18,597		15,303	9,570	14,110
		Mar 2021	15,465	12,755	16,521			17,093	12,211	17,865		13,351	10,043	12,233
Operating cost7	US$/4Eoz - US$/2Eoz	Mar 2022	1,137	1,004	1,179			1,305	766	1,223		1,044	573	958
		Dec 2021	1,104	952	1,151			1,232	897	1,206		992	621	915
		Mar 2021	1,034	853	1,104			1,143	816	1,194		892	671	818
All-in sustaining cost[9]	R/4Eoz - R/2Eoz	Mar 2022	18,142	18,940	17,886			20,041		17,806		14,863	7,462	13,979
		Dec 2021	18,001	17,265	18,230			20,148		18,379		15,437	6,971	16,394
		Mar 2021	16,621	13,763	17,738			19,002		18,755		12,137	10,369	13,401
All-in sustaining cost8	US$/4Eoz - US$/2Eoz	Mar 2022	1,192	1,244	1,175			1,317		1,170		977	490	918
		Dec 2021	1,167	1,120	1,182			1,307		1,192		1,001	452	1063
		Mar 2021	1,111	920	1,186			1,270		1,254		811	693	896
All-in cost[9]	R/4Eoz - R/2Eoz	Mar 2022	19,177	21,546	18,419			20,041		19,012		14,863	7,462	13,979
		Dec 2021	19,400	22,047	18,579			20,148		19,165		15,437	6,971	16,394
		Mar 2021	17,678	17,523	17,739			19,002		18,757		12,137	10,369	13,401
All-in cost8	US$/4Eoz - US$/2Eoz	Mar 2022	1,260	1,416	1,210			1,317		1,249		977	490	918
		Dec 2021	1,258	1,430	1,205			1,307		1,243		1,001	452	1,063
		Mar 2021	1,182	1,171	1,186			1,270		1,254		811	693	896
Capital expenditure[6]
Ore reserve development	Rm	Mar 2022	1,021	637	384			142		242		—	—	—
		Dec 2021	864	476	388			148		240		—	—	—
		Mar 2021	657	306	351			146		205		—	—	—
Sustaining capital	Rm	Mar 2022	552	166	386			156		183		46	1	113
		Dec 2021	1,050	147	903			271		519		107	6	181
		Mar 2021	499	250	249			112		96		35	6	114
Corporate and projects	Rm	Mar 2022	523	319	204			—		204		—	—	—
		Dec 2021	751	611	140			—		140		—	—	—
		Mar 2021	580	580	—			—		—		—	—	—
Total capital expenditure	Rm	Mar 2022	2,096	1,122	974			298		629		46	1	113
		Dec 2021	2,665	1,234	1,431			419		899		107	6	181
		Mar 2021	1,736	1,136	600			258		301		35	6	114
Total capital expenditure	US$m	Mar 2022	138	74	64			20		41		3	—	7
		Dec 2021	173	80	93			27		58		7	—	12
		Mar 2021	116	76	40			17		20		2	—	8
Average exchange rate for the quarters ended 31 March 2022, 31 December 2021 and 31 March 2021 was R15.22/US$, R15.42/US$ and R14.96/US$, respectively
Sibanye-Stillwater Operating update | Quarter ended 31 March 2022 6

Figures may not add as they are rounded independently

1The Total US and SA PGM, Total SA PGM and Marikana excludes the production and costs associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the Operating cost, AISC and AIC excluding third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for Total US and SA PGM, Total SA PGM and Marikana - Quarters” and “Reconciliation of AISC and AIC excluding third party PoC for Total US and SA PGM, Total SA PGM and Marikana – Quarters”
2The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into rand. In addition to the US PGM operations’
underground production, the operation treats various recycling material which is excluded from the statistics shown above and is detailed in the PGM recycling table below
3The Eastern Tailings Treatment Plant (ETTP) processing facility ounce production resulting from the processing of material from the Marikana underground operation was previously reported under the surface operation. These produced ounces are now appropriately included in the Marikana underground production resulting in a revision of March 2021 reported plant recoveries and yield for the Marikana underground and surface operations
4Production per product – see prill split in the table below
5PGM sold includes the third party PoC ounces sold
6The Group and total SA PGM operations’ unit cost benchmarks and capital expenditure exclude the financial results of Mimosa, which is equity accounted and excluded from revenue and cost of sales
7The average PGM basket price is the PGM revenue per 4E/2E ounce, prior to a purchase of concentrate adjustment
8Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per ounce (and kilogram) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period, by the PGM produced in the same period
9All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM produced in the same period. For a reconciliation of cost of sales before amortisation and depreciation to All-in costs, see “All-in costs – Quarters”

Mining - PGM Prill split including third party PoC, excluding recycling operations

	GROUP						SA OPERATIONS						US OPERATIONS
	Mar 2022		Dec 2021		Mar 2021		Mar 2022		Dec 2021		Mar 2021		Mar 2022		Dec 2021		Mar 2021
		%		%		%		%		%		%		%		%		%
Platinum	278,259	51%	297,498	51%	299,695	50%	250,401	59%	268,519	59%	264,712	60%	27,858	23%	28,979	23%	34,983	23%
Palladium	220,820	41%	234,266	40%	251,570	42%	126,289	30%	135,471	30%	132,203	30%	94,531	77%	98,795	77%	119,367	77%
Rhodium	36,738	7%	39,815	7%	38,485	6%	36,738	9%	39,815	9%	38,485	8%
Gold	8,112	1%	10,097	2%	9,209	2%	8,112	2%	10,097	2%	9,209	2%
PGM production 4E/2E	543,929	100%	581,676	100%	598,959	100%	421,540	100%	453,902	100%	444,609	100%	122,389	100%	127,774	100%	154,350	100%
Ruthenium	58,777		72,993		60,996		58,777		72,993		60,996
Iridium	14,566		16,561		15,436		14,566		16,561		15,436
Total 6E/2E	617,272		671,230		675,391		494,883		543,456		521,041		122,389		127,774		154,350
Figures may not add as they are rounded independently

Recycling at US operations

	Unit	Mar 2022	Dec 2021	Mar 2021
Average catalyst fed/day	Tonne	23.7	23.0	23.8
Total processed	Tonne	2,132	2,114	2,139
Tolled	Tonne	—	—	14
Purchased	Tonne	2,132	2,114	2,125
PGM fed	3Eoz	190,871	172,511	195,474
PGM sold	3Eoz	147,571	176,433	218,450
PGM tolled returned	3Eoz	—	1,951	9,203
Sibanye-Stillwater Operating update | Quarter ended 31 March 2022 7

SA gold operations

			SA OPERATIONS
			Total SA gold			Driefontein		Kloof		Beatrix		Cooke	DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface	Surface
Production
Tonnes milled/treated	000't	Mar 2022	8,748	492	8,256	236	200	256	623	—	—	774	6,659
		Dec 2021	10,641	1,125	9,516	328	358	451	831	346	204	1,078	7,045
		Mar 2021	11,150	1,206	9,944	338	—	429	1,331	439	198	1,143	7,272
Yield	g/t	Mar 2022	0.49	4.95	0.22	5.95	0.40	3.89	0.30	—	—	0.21	0.21
		Dec 2021	0.76	5.17	0.24	6.51	0.47	4.95	0.36	4.20	0.45	0.26	0.20
		Mar 2021	0.70	4.60	0.22	6.57	—	4.69	0.37	3.00	0.31	0.24	0.19
Gold produced	kg	Mar 2022	4,264	2,437	1,827	1,404	79	996	189	37	9	159	1,391
		Dec 2021	8,097	5,818	2,279	2,134	170	2,232	297	1,452	91	284	1,437
		Mar 2021	7,757	5,547	2,210	2,220	—	2,010	487	1,317	61	280	1,382
	oz	Mar 2022	137,091	78,351	58,739	45,140	2,540	32,022	6,076	1,190	289	5,112	44,722
		Dec 2021	260,325	187,053	73,272	68,610	5,466	71,760	9,549	46,683	2,926	9,131	46,201
		Mar 2021	249,392	178,340	71,052	71,375	—	64,623	15,657	42,343	1,961	9,002	44,432
Gold sold	kg	Mar 2022	4,746	2,829	1,917	1,494	100	1,185	224	150	9	207	1,377
		Dec 2021	8,426	6,148	2,278	2,330	176	2,289	282	1,529	91	266	1,463
		Mar 2021	7,536	5,348	2,188	2,204	—	1,966	479	1,178	61	285	1,363
	oz	Mar 2022	152,587	90,954	61,633	48,033	3,215	38,099	7,202	4,823	289	6,655	44,272
		Dec 2021	270,902	197,663	73,239	74,911	5,659	73,593	9,067	49,158	2,926	8,552	47,037
		Mar 2021	242,287	171,942	70,345	70,860	—	63,208	15,400	37,874	1,961	9,163	43,821
Price and costs
Gold price received	R/kg	Mar 2022	916,351			916,562		915,543		924,528		913,043	916,485
		Dec 2021	884,643			885,874		883,703		883,333		879,699	886,535
		Mar 2021	857,126			855,399		858,364		853,592		870,526	858,107
Gold price received	US$/oz	Mar 2022	1,873			1,873		1,871		1,889		1,866	1,873
		Dec 2021	1,784			1,787		1,783		1,782		1,774	1,788
		Mar 2021	1,782			1,778		1,785		1,775		1,810	1,784
Operating cost[1]	R/t	Mar 2022	511	6,486	155	5,301	295	5,637	254	—	—	183	135
		Dec 2021	519	3,695	143	4,223	274	3,787	148	3,075	230	191	126
		Mar 2021	459	3,220	124	3,765	—	3,716	196	2,315	116	145	108
	US$/t	Mar 2022	34	426	10	348	19	370	17	—	—	12	9
		Dec 2021	34	240	9	274	18	246	10	199	15	12	8
		Mar 2021	31	215	8	252	—	248	13	155	8	10	7
	R/kg	Mar 2022	1,048,077	1,309,397	699,507	891,026	746,835	1,448,795	835,979	13,432,432	2,111,111	893,082	647,017
		Dec 2021	681,857	714,507	598,508	649,016	576,471	765,233	414,141	732,782	516,484	725,352	619,346
		Mar 2021	659,688	700,090	558,281	573,288	—	793,134	535,524	771,830	375,410	593,929	567,149
	US$/oz	Mar 2022	2,142	2,676	1,430	1,821	1,526	2,961	1,708	27,450	4,314	1,825	1,322
		Dec 2021	1,375	1,441	1,207	1,309	1,163	1,544	835	1,478	1,042	1,463	1,249
		Mar 2021	1,372	1,456	1,161	1,192	—	1,649	1,113	1,605	781	1,235	1,179
All-in sustaining cost[2]	R/kg	Mar 2022	1,183,944			1,080,928		1,462,030		4,188,679		908,213	712,418
		Dec 2021	833,848			822,426		908,207		869,753		819,549	684,211
		Mar 2021	772,572			731,851		844,744		882,082		658,596	648,129
All-in sustaining cost2	US$/oz	Mar 2022	2,420			2,209		2,988		8,560		1,856	1,456
		Dec 2021	1,682			1,659		1,832		1,754		1,653	1,380
		Mar 2021	1,606			1,522		1,756		1,834		1,369	1,348
All-in cost[2]	R/kg	Mar 2022	1,224,821			1,080,928		1,486,870		4,213,836		908,213	729,121
		Dec 2021	865,061			822,426		933,100		872,840		819,549	700,615
		Mar 2021	784,554			731,851		865,440		882,082		658,596	648,129
All-in cost2	US$/oz	Mar 2022	2,503			2,209		3,039		8,611		1,856	1,490
		Dec 2021	1,745			1,659		1,882		1,761		1,653	1,413
		Mar 2021	1,631			1,522		1,799		1,834		1,369	1,348
Capital expenditure
Ore reserve development	Rm	Mar 2022	468			252		185		31		—	—
		Dec 2021	622			290		220		112		—	—
		Mar 2021	603			272		209		123		—	—
Sustaining capital	Rm	Mar 2022	270			61		94		35		—	80
		Dec 2021	480			119		223		68		—	70
		Mar 2021	186			41		58		10		—	78
Corporate and projects[3]	Rm	Mar 2022	183			—		35		4		—	23
		Dec 2021	243			—		64		5		—	24
		Mar 2021	61			—		51		—		—	—
Total capital expenditure	Rm	Mar 2022	921			313		314		70		—	103
		Dec 2021	1,345			409		507		185		—	94
		Mar 2021	850			312		317		133		—	78
Total capital expenditure	US$m	Mar 2022	61			21		21		5		—	7
		Dec 2021	87			27		33		12		—	6
		Mar 2021	57			21		21		9		—	5
Average exchange rates for the quarters ended 31 March 2022, 31 December 2021 and 31 March 2021 was R15.22/US$, R15.42/US$ and R14.96/US$, respectively
Figures may not add as they are rounded independently
1Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold produced in the same period
2All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold over the same period. For a reconciliation of cost of sales before amortisation and depreciation to All-in cost, see “All-in costs – Quarters”
3Corporate project expenditure for the quarters ended 31 March 2022, 31 December 2021 and 31 March 2021 was R121 million (US$8 million), R150 million (US$10 million) and R10 million (US$1 million), respectively, the majority of which related to the Burnstone project and various IT projects

Sibanye-Stillwater Operating update | Quarter ended 31 March 2022 8

ALL-IN COSTS - QUARTERS
SA and US PGM operations
Figures are in millions unless otherwise stated

				US OPERATIONS	SA OPERATIONS
	R' million		Total US and SA PGM[1]	Total US PGM[2]	Total SA PGM[1]	Rustenburg	Marikana[1]	Kroondal	Plat Mile	Mimosa	Corporate
Cost of sales, before amortisation and depreciation[3]		Mar 2022	10,927	1,797	9,130	3,451	4,709	838	132	430	(430)
		Dec 2021	10,986	2,396	8,590	3,306	4,251	871	162	394	(394)
		Mar 2021	9,133	1,618	7,515	2,797	3,845	765	108	372	(372)
Royalties		Mar 2022	638	—	638	365	269	4	—	31	(31)
		Dec 2021	401	—	401	242	156	3	—	23	(23)
		Mar 2021	829	—	829	440	385	4	—	44	(44)
Carbon tax		Mar 2022	—	—	—	(1)	1	—	—	—	—
		Dec 2021	1	—	1	—	1	—	—	—	—
		Mar 2021	1	—	1	—	1	—	—	—	—
Community costs		Mar 2022	40	—	40	—	40	—	—	—	—
		Dec 2021	(5)	—	(5)	3	(8)	—	—	—	—
		Mar 2021	34	—	34	3	31	—	—	—	—
Inventory change		Mar 2022	(1,297)	74	(1,371)	(476)	(895)	—	—	(21)	21
		Dec 2021	(884)	(520)	(364)	(138)	(226)	—	—	26	(26)
		Mar 2021	843	351	492	(92)	584	—	—	(6)	6
Share-based payments[4]		Mar 2022	35	14	21	8	10	3	—	—	—
		Dec 2021	47	19	28	11	13	3	—	—	—
		Mar 2021	28	16	12	5	6	2	—	—	—
Rehabilitation interest and amortisation[5]		Mar 2022	55	13	42	2	19	21	—	1	(1)
		Dec 2021	79	8	71	1	42	28	—	1	(1)
		Mar 2021	70	8	62	1	43	18	—	1	(1)
Leases		Mar 2022	16	2	14	3	9	2	—	—	—
		Dec 2021	14	—	14	3	9	2	—	—	—
		Mar 2021	14	—	14	4	8	2	—	—	—
Ore reserve development		Mar 2022	1,021	637	384	142	242	—	—	—	—
		Dec 2021	864	476	388	148	240	—	—	—	—
		Mar 2021	657	306	351	146	205	—	—	—	—
Sustaining capital expenditure		Mar 2022	552	166	386	156	183	46	1	113	(113)
		Dec 2021	1,050	147	903	271	519	107	6	181	(181)
		Mar 2021	499	250	249	112	96	35	6	114	(114)
Less: By-product credit		Mar 2022	(2,350)	(385)	(1,965)	(663)	(1,104)	(178)	(20)	(162)	162
		Dec 2021	(2,351)	(320)	(2,031)	(619)	(1,150)	(212)	(50)	(137)	137
		Mar 2021	(1,783)	(424)	(1,359)	(433)	(741)	(182)	(3)	(124)	124
Total All-in-sustaining costs[6]		Mar 2022	9,637	2,318	7,319	2,987	3,483	736	113	392	(392)
		Dec 2021	10,202	2,206	7,996	3,228	3,847	802	118	488	(488)
		Mar 2021	10,324	2,124	8,200	2,982	4,462	644	111	400	(400)
Plus: Corporate cost, growth and capital expenditure		Mar 2022	523	319	204	—	204	—	—	—	—
		Dec 2021	755	611	144	—	144	—	—	—	—
		Mar 2021	581	581	—	—	—	—	—	—	—
Total All-in-costs[6]		Mar 2022	10,160	2,637	7,523	2,987	3,687	736	113	392	(392)
		Dec 2021	10,957	2,817	8,140	3,228	3,991	802	118	488	(488)
		Mar 2021	10,905	2,705	8,200	2,982	4,462	644	111	400	(400)
PGM production	4Eoz - 2Eoz	Mar 2022	543,929	122,389	421,540	149,041	179,794	49,518	15,144	28,043	—
		Dec 2021	581,676	127,774	453,902	160,214	195,041	51,952	16,928	29,767	—
		Mar 2021	598,959	154,350	444,609	156,956	193,995	53,046	10,734	29,878	—
	kg	Mar 2022	16,918	3,807	13,111	4,636	5,592	1,540	471	872	—
		Dec 2021	18,092	3,974	14,118	4,983	6,066	1,616	527	926	—
		Mar 2021	18,630	4,801	13,829	4,882	6,034	1,650	334	929	—
All-in-sustaining cost	R/4Eoz - R/2Eoz	Mar 2022	18,680	18,940	18,600	20,041	19,372	14,863	7,462	13,979	—
		Dec 2021	18,485	17,265	18,852	20,148	19,724	15,437	6,971	16,394	—
		Mar 2021	18,142	13,763	19,771	19,002	23,000	12,137	10,369	13,401	—
	US$/4Eoz - US$/2Eoz	Mar 2022	1,227	1,244	1,222	1,317	1,273	977	490	918	—
		Dec 2021	1,199	1,120	1,223	1,307	1,279	1,001	452	1,063	—
		Mar 2021	1,213	920	1,322	1,270	1,537	811	693	896	—
All-in-cost	R/4Eoz - R/2Eoz	Mar 2022	19,694	21,546	19,118	20,041	20,507	14,863	7,462	13,979	—
		Dec 2021	19,853	22,047	19,192	20,148	20,462	15,437	6,971	16,394	—
		Mar 2021	19,162	17,523	19,772	19,002	23,002	12,137	10,369	13,401	—
	US$/4Eoz - US$/2Eoz	Mar 2022	1,294	1,416	1,256	1,317	1,347	977	490	918	—
		Dec 2021	1,287	1,430	1,245	1,307	1,327	1,001	452	1,063	—
		Mar 2021	1,281	1,171	1,322	1,270	1,538	811	693	896	—
Average exchange rates for the quarters ended 31 March 2022, 31 December 2021 and 31 March 2021 was R15.22/US$, R15.42/US$ and R14.96/US$, respectively
Figures may not add as they are rounded independently
1The Total US and SA PGM, Total SA PGM and Marikana includes the production and costs associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the Operating cost, AISC and AIC excluding third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for Total US and SA PGM, Total SA PGM and Marikana - Quarters” and “Reconciliation of AISC and AIC excluding third party PoC for Total US and SA PGM, Total SA PGM and Marikana – Quarters”
2The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation processes various recycling material which is excluded from the 2E PGM production, All-in sustaining cost and All-in cost statistics shown
3Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs
4Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
5Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current PGM production
6All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM produced in the same period
Sibanye-Stillwater Operating update | Quarter ended 31 March 2022 9

Reconciliation of operating cost excluding third party PoC for Total US and SA PGM, Total SA PGM and Marikana - Quarters
		Total US and SA PGM			Total SA PGM			Marikana
	R' million	Mar 2022	Dec 2021	Mar 2021	Mar 2022	Dec 2021	Mar 2021	Mar 2022	Dec 2021	Mar 2021
Cost of sales, before amortisation and depreciation as reported per table above		10,927	10,986	9,133	9,130	8,590	7,515	4,709	4,251	3,845
Inventory change as reported per table above		(1,297)	(884)	843	(1,371)	(364)	492	(895)	(226)	584
Less: Chrome cost of sales		(353)	(384)	(224)	(353)	(384)	(224)	(132)	(92)	(58)
Total operating cost including third party PoC		9,277	9,718	9,752	7,406	7,842	7,783	3,682	3,933	4,371
Less: Purchase cost of PoC		(534)	(529)	(1,247)	(534)	(529)	(1,247)	(534)	(529)	(1,247)
Total operating cost excluding third party PoC		8,743	9,189	8,505	6,872	7,313	6,536	3,148	3,404	3,124

PGM production as reported per table above	4Eoz- 2Eoz	543,929	581,676	598,959	421,540	453,902	444,609	179,794	195,041	193,995
Less: Mimosa production		(28,043)	(29,767)	(29,878)	(28,043)	(29,767)	(29,878)	—	—	—
PGM production excluding Mimosa		515,886	551,909	569,081	393,497	424,135	414,731	179,794	195,041	193,995
Less: PoC production		(10,692)	(12,002)	(19,125)	(10,692)	(12,002)	(19,125)	(10,692)	(12,002)	(19,125)
PGM production excluding Mimosa and third party PoC		505,194	539,907	549,956	382,805	412,133	395,606	169,102	183,039	174,870

PGM production including Mimosa and excluding third party PoC		533,237	569,674	579,834	410,848	441,900	425,484	169,102	183,039	174,870

Tonnes milled/treated	000't	9,291	9,614	9,319	8,963	9,288	8,930	2,466	2,609	2,428
Less: Mimosa tonnes		(340)	(356)	(348)	(340)	(356)	(348)	—	—	—
PGM tonnes excluding Mimosa and third party PoC		8,951	9,258	8,971	8,623	8,932	8,582	2,466	2,609	2,428
Operating cost including third party PoC	R/4Eoz-R/2Eoz	17,983	17,608	17,137	18,821	18,489	18,768	20,479	20,165	22,532
	US$/4Eoz-US$/2Eoz	1,182	1,142	1,146	1,237	1,199	1,255	1,346	1,308	1,506
	R/t	1,036	1,050	1,087	859	878	907	1,493	1,507	1,800
	US$/t	68	68	73	56	57	61	98	98	120
Operating cost excluding third party PoC	R/4Eoz-R/2Eoz	17,306	17,020	15,465	17,952	17,744	16,521	18,616	18,597	17,865
	US$/4Eoz-US$/2Eoz	1,137	1,104	1,034	1,179	1,151	1,104	1,223	1,206	1,194
	R/t	977	993	948	797	819	762	1,277	1,305	1,287
	US$/t	64	64	63	52	53	51	84	85	86

Reconciliation of AISC and AIC excluding PoC for SA PGM and Marikana - Quarters
		Total US and SA PGM			Total SA PGM			Marikana
	R' million	Mar 2022	Dec 2021	Mar 2021	Mar 2022	Dec 2021	Mar 2021	Mar 2022	Dec 2021	Mar 2021
Total All-in-sustaining cost as reported per table above		9,637	10,202	10,324	7,319	7,996	8,200	3,483	3,847	4,462
Less: Purchase cost of PoC		(534)	(529)	(1,247)	(534)	(529)	(1,247)	(534)	(529)	(1,247)
Add: By-product credit of PoC		62	46	64	62	46	64	62	46	64
Total All-in-sustaining cost excluding PoC		9,165	9,719	9,141	6,847	7,513	7,017	3,011	3,364	3,280
Plus: Corporate cost, growth and capital expenditure		523	755	581	204	144	—	204	144	—
Total All-in-cost excluding PoC		9,688	10,474	9,722	7,051	7,657	7,018	3,215	3,508	3,280

PGM production excluding PoC	4Eoz- 2Eoz	505,194	539,907	549,956	382,805	412,133	395,606	169,102	183,039	174,870

All-in-sustaining cost excluding PoC	R/4Eoz-R/2Eoz	18,142	18,001	16,621	17,886	18,230	17,738	17,806	18,379	18,755
	US$/4Eoz-US$/2Eoz	1,192	1,167	1,111	1,175	1,182	1,186	1,170	1,192	1,254

All-in-cost excluding PoC	R/4Eoz-R/2Eoz	19,177	19,400	17,678	18,419	18,579	17,739	19,012	19,165	18,757
	US$/4Eoz-US$/2Eoz	1,260	1,258	1,182	1,210	1,205	1,186	1,249	1,243	1,254

Sibanye-Stillwater Operating update | Quarter ended 31 March 2022 10

SA gold operations
Figures are in millions unless otherwise stated

			SA OPERATIONS
	R' million		Total SA gold	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Corporate
Cost of sales, before amortisation and depreciation[1]		Mar 2022	4,775	1,378	1,757	581	172	887	—
		Dec 2021	5,760	1,605	1,860	1,189	192	914	—
		Mar 2021	4,892	1,245	1,768	917	170	792	—
Royalties		Mar 2022	15	7	6	1	1	—	—
		Dec 2021	49	30	11	7	1	—	—
		Mar 2021	27	31	11	5	1	—	(21)
Carbon tax		Mar 2022	(12)	—	—	(12)	—	—	—
		Dec 2021	—	—	—	—	—	—	—
		Mar 2021	1	—	—	1	—	—	—
Community costs		Mar 2022	34	13	10	9	—	2	—
		Dec 2021	31	11	9	8	—	3	—
		Mar 2021	33	12	10	11	—	—	—
Share-based payments[2]		Mar 2022	19	4	6	4	—	5	—
		Dec 2021	26	6	9	6	—	5	—
		Mar 2021	13	2	4	2	—	5	—
Rehabilitation interest and amortisation[3]		Mar 2022	36	8	(1)	10	13	5	1
		Dec 2021	43	—	1	13	22	5	2
		Mar 2021	53	11	4	17	14	5	1
Leases		Mar 2022	19	1	4	7	2	5	—
		Dec 2021	20	2	3	7	3	5	—
		Mar 2021	20	2	4	7	3	4	—
Ore reserve development		Mar 2022	468	252	185	31	—	—	—
		Dec 2021	622	290	220	112	—	—	—
		Mar 2021	603	272	209	123	—	—	—
Sustaining capital expenditure		Mar 2022	270	61	94	35	—	80	—
		Dec 2021	480	119	223	68	—	70	—
		Mar 2021	186	41	58	10	—	78	—
Less: By-product credit		Mar 2022	(5)	(1)	(1)	—	—	(3)	—
		Dec 2021	(5)	(2)	(1)	(1)	—	(1)	—
		Mar 2021	(5)	(2)	(1)	(1)	—	—	—
Total All-in-sustaining costs[4]		Mar 2022	5,619	1,723	2,060	666	188	981	1
		Dec 2021	7,026	2,061	2,335	1,409	218	1,001	2
		Mar 2021	5,822	1,613	2,065	1,093	188	883	(20)
Plus: Corporate cost, growth and capital expenditure		Mar 2022	194	—	35	4	—	23	132
		Dec 2021	263	—	64	5	—	24	170
		Mar 2021	90	—	51	—	—	—	40
Total All-in-costs[4]		Mar 2022	5,813	1,723	2,095	670	188	1,004	133
		Dec 2021	7,289	2,061	2,399	1,414	218	1,025	172
		Mar 2021	5,912	1,613	2,116	1,093	188	883	19
Gold sold	kg	Mar 2022	4,746	1,594	1,409	159	207	1,377	—
		Dec 2021	8,426	2,506	2,571	1,620	266	1,463	—
		Mar 2021	7,536	2,204	2,445	1,239	285	1,363	—
	oz	Mar 2022	152,587	51,248	45,300	5,112	6,655	44,272	—
		Dec 2021	270,902	80,570	82,660	52,084	8,552	47,037	—
		Mar 2021	242,287	70,860	78,608	39,835	9,163	43,821	—
All-in-sustaining cost	R/kg	Mar 2022	1,183,944	1,080,928	1,462,030	4,188,679	908,213	712,418	—
		Dec 2021	833,848	822,426	908,207	869,753	819,549	684,211	—
		Mar 2021	772,572	731,851	844,744	882,082	658,596	648,129	—
All-in-sustaining cost	US$/oz	Mar 2022	2,420	2,209	2,988	8,560	1,856	1,456	—
		Dec 2021	1,682	1,659	1,832	1,754	1,653	1,380	—
		Mar 2021	1,606	1,522	1,756	1,834	1,369	1,348	—
All-in-cost	R/kg	Mar 2022	1,224,821	1,080,928	1,486,870	4,213,836	908,213	729,121	—
		Dec 2021	865,061	822,426	933,100	872,840	819,549	700,615	—
		Mar 2021	784,554	731,851	865,440	882,082	658,596	648,129	—
All-in-cost	US$/oz	Mar 2022	2,503	2,209	3,039	8,611	1,856	1,490	—
		Dec 2021	1,745	1,659	1,882	1,761	1,653	1,413	—
		Mar 2021	1,631	1,522	1,799	1,834	1,369	1,348	—
Average exchange rates for the quarters ended 31 March 2022, 31 December 2021 and 31 March 2021 was R15.22/US$, R15.42/US$ and R14.96/US$, respectively
Figures may not add as they are rounded independently
1 Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs
2    Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
3    Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current gold production
4 All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold over the same period

Sibanye-Stillwater Operating update | Quarter ended 31 March 2022 11

ADJUSTED EBITDA RECONCILIATION - QUARTERS

	Quarter ended Mar 2022[1]	Quarter ended Dec 2021	Quarter ended Mar 2021
Figures in million - SA rand	Total	Total	Total
Profit before royalties and tax	10,468	227	17,775
Adjusted for:
Amortisation and depreciation	1,643	2,301	1,815
Interest income	(238)	(277)	(288)
Finance expense	722	721	600
Share-based payments	153	41	98
Loss on financial instruments	333	6,040	374
Loss/(gain) on foreign exchange differences	978	(917)	106
Share of results of equity-accounted investees after tax	(350)	(228)	(652)
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable	—	(162)	—
Gain on disposal of property, plant and equipment	(62)	(27)	(5)
Impairments	—	5,148	—
Early redemption premium on the 2025 Notes	—	196	—
Restructuring cost	9	59	28
IFRS 16 lease payments	(37)	(37)	(36)
Occupational healthcare expense	—	10	—
Loss due to dilution of interest in joint operation	—	2	—
Other non-recurring costs	45	83	11
Adjusted EBITDA	13,664	13,180	19,826
1 Adjusted EBITDA includes Sibanye-Stillwater Sandouville Refinery for the two months since acquisition (4 February 2022)

Sibanye-Stillwater Operating update | Quarter ended 31 March 2022 12

DEVELOPMENT RESULTS
Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.

US PGM operations		Mar 2022 quarter		Dec 2021 quarter		Mar 2021 quarter
	Reef	Stillwater incl Blitz	East Boulder	Stillwater incl Blitz	East Boulder	Stillwater incl Blitz	East Boulder
Stillwater	Unit
Primary development (off reef)	(m)	1,852	667	1,576	476	1,784	476
Secondary development	(m)	2,899	1,086	3,169	980	4,375	1,402

SA PGM operations		Mar 2022 quarter						Dec 2021 quarter						Mar 2021 quarter
	Reef			Bathopele	Thembe-lani	Khuseleka	Siphume-lele			Bathopele	Thembe-lani	Khuseleka	Siphume-lele			Bathopele	Thembe-lani	Khuseleka	Siphume-lele
Rustenburg	Unit
Advanced	(m)			343	1,393	2,220	559			426	1,817	2,417	699			306	1,500	2,465	698
Advanced on reef	(m)			343	604	892	317			426	848	1,026	322			306	667	878	385
Height	(cm)			212	293	281	274			223	305	282	287			219	287	286	269
Average value	(g/t)			2.8	2.4	2.1	2.9			2.9	3.2	2.3	3.1			2.1	2.3	2.2	3.1
	(cm.g/t)			601	691	600	806			634	960	645	899			466	665	644	831

SA PGM operations		Mar 2022 quarter						Dec 2021 quarter						Mar 2021 quarter
	Reef	K3	Rowland	Saffy	E3	4B	K4	K3	Rowland	Saffy	E3	4B	K4	K3	Rowland	Saffy	E3	4B	K4
Marikana	Unit
Primary development	(m)	6,678	4,641	3,122	649	789	29	7,419	5,632	3,607	957	969	—	6,459	5,332	3,982	896	1,147	—
Primary development - on reef	(m)	5,138	3,366	2,049	381	565	2	5,590	4,346	2,234	581	698	—	4,929	4,213	2,835	552	776	—
Height	(cm)	217	220	224	215	222	230	216	221	218	218	217	—	215	221	218	216	221	—
Average value	(g/t)	2.8	2.6	2.5	2.8	2.8	3.0	2.9	2.6	2.8	2.8	2.8	—	3.2	2.5	2.7	3.0	2.7	—
	(cm.g/t)	607	572	553	603	620	700	628	563	606	603	612	—	692	548	586	641	597	—

SA PGM operations		Mar 2022 quarter						Dec 2021 quarter						Mar 2021 quarter
	Reef		Kopaneng	Simunye[1]	Bamba-nani	Kwezi	K6		Kopaneng	Simunye[1]	Bamba-nani	Kwezi	K6		Kopaneng	Simunye[1]	Bamba-nani	Kwezi	K6
Kroondal	Unit
Advanced	(m)		478		533	553	210		488		570	496	369		504	110	460	437	455
Advanced on reef	(m)		261		390	210	82		377		385	146	196		450	—	260	332	455
Height	(cm)		229		214	213	261		236		219	220	243		241	291	218	223	238
Average value	(g/t)		1.2		1.9	1.1	0.7		1.8		1.7	0.8	1.2		2.2	—	1.4	2.4	2.3
	(cm.g/t)		270		415	224	173		417		379	178	294		538	—	309	525	540
1 The Simunye ore reserve was completely developed in the March 2021 quarter and is continuing with normal stoping activities until anticipated shaft closure
Sibanye-Stillwater Operating update | Quarter ended 31 March 2022 13

SA gold operations		Mar 2022 quarter			Dec 2021 quarter			Mar 2021 quarter
	Reef	Carbon leader	Main	VCR	Carbon leader	Main	VCR	Carbon leader	Main	VCR
Driefontein	Unit
Advanced	(m)	676	293	958	953	296	909	759	136	1,136
Advanced on reef	(m)	118	90	258	117	50	267	80	43	366
Channel width	(cm)	22	59	72	21	77	76	18	72	97
Average value	(g/t)	36.3	11.0	47.3	34.9	17.2	49.1	18.4	9.9	43.2
	(cm.g/t)	818	644	3,422	736	1,332	3,735	324	709	4,202

SA gold operations		Mar 2022 quarter				Dec 2021 quarter				Mar 2021 quarter
	Reef	Kloof	Main	Libanon	VCR	Kloof	Main	Libanon	VCR	Kloof	Main	Libanon	VCR
Kloof	Unit
Advanced	(m)	998	375	20	839	1,461	522	—	1,135	1,197	430	—	1,241
Advanced on reef	(m)	266	102	20	122	334	188	—	157	245	142	—	165
Channel width	(cm)	143	99	110	99	141	128	—	146	167	61	—	106
Average value	(g/t)	13.0	10.8	2.5	13.4	8.5	9.4	—	6.4	8.3	15.7	—	16.6
	(cm.g/t)	1,861	1,061	279	1,321	1,192	1,201	—	931	1,393	959	—	1,761

SA gold operations		Mar 2022 quarter		Dec 2021 quarter		Mar 2021 quarter
	Reef	Beatrix	Kalkoen-krans	Beatrix	Kalkoen-krans	Beatrix	Kalkoen-krans
Beatrix	Unit
Advanced	(m)	787	53	2,792	67	2,799	105
Advanced on reef	(m)	231	—	777	36	597	35
Channel width	(cm)	132	—	153	53	134	160
Average value	(g/t)	8.7	—	9.0	16.2	7.4	5.9
	(cm.g/t)	1,141	—	1,371	861	993	947

SA gold operations		Mar 2022 quarter		Dec 2021 quarter		Mar 2021 quarter
	Reef		Kimberley		Kimberley		Kimberley
Burnstone	Unit
Advanced	(m)		38		—		—
Advanced on reef	(m)		—		—		—
Channel width	(cm)		—		—		—
Average value	(g/t)		—		—		—
	(cm.g/t)		—		—		—

Sibanye-Stillwater Operating update | Quarter ended 31 March 2022 14

ADMINISTRATION AND CORPORATE INFORMATION

  SIBANYE STILLWATER LIMITED
(SIBANYE-STILLWATER)
         Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share code: SSW and SBSW
Issuer code: SSW
ISIN: ZAE000259701
LISTINGS
JSE: SSW
NYSE: SBSW
WEBSITE
www.sibanyestillwater.com
REGISTERED AND CORPORATE OFFICE
Constantia Office Park
Bridgeview House, Building 11, Ground floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park 1709
South Africa
Private Bag X5
Westonaria 1780
South Africa
Tel: +27 11 278 9600
Fax: +27 11 278 9863
COMPANY SECRETARY
Lerato Matlosa
Email: lerato.matlosa@sibanyestillwater.com
DIRECTORS
Dr Vincent Maphai* (Chairman)
Neal Froneman (CEO)
Charl Keyter (CFO)
Dr Elaine Dorward-King*
Harry Kenyon-Slaney*
Jeremiah Vilakazi*
Keith Rayner*
Nkosemntu Nika*
Richard Menell*^
Savannah Danson*
Susan van der Merwe*
Timothy Cumming*
Sindiswa Zilwa*
* Independent non-executive
^ Lead independent director
INVESTOR ENQUIRIES
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Executive Vice President: Investor Relations and Corporate Affairs
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Email: james.wellsted@sibanyestillwater.com
or ir@sibanyestillwater.com

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Sibanye-Stillwater Operating update | Quarter ended 31 March 2022 15

FORWARD-LOOKING STATEMENTS

The information in this document may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (“Sibanye-Stillwater” or the “Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this document.

All statements other than statements of historical facts included in this document may be forward-looking statements. Forward-looking statements also often use words such as “will”, “would”, “expect”, “forecast”, “potential”, “may”, “could”, “believe”, “aim”, “anticipate”, “target”, “estimate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of its current mineral reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities, including any proposed, anticipated or planned expansions into the battery metals or adjacent sectors and estimations or expectations of enterprise value; the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold, PGMs, battery metals (e.g., nickel, lithium, copper and zinc) and the cost of power, petroleum fuels, and oil, among other commodities and supply requirements; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the occurrence of labour disputes, disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of industry standards, regulatory costs and relevant government regulations, particularly environmental, sustainability, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings, including in relation to any environmental, health or safety issues; failure to meet ethical standards, including actual or alleged instances of fraud, bribery or corruption; the effect of climate change on Sibanye-Stillwater’s business; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain disruptions and shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages or precautionary suspension of operations at its mines for safety or environmental incidents (including natural disasters) and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions; failure of Sibanye-Stillwater’s information technology, communications and systems; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as the coronavirus disease (COVID-19). Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the 2021 Integrated Report and the annual report on Form 20-F for the fiscal year ended 31 December 2021.

These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group’s external auditors.

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